Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-283672

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these notes in any state where the offer or sale is not permitted.

Subject to Completion. Dated April 3, 2025.

UBS AG $ Autocallable Leveraged Buffered Medium-Term Notes Linked to the Relevant Nearby NYMEX-traded Light Sweet Crude Oil (WTI) Futures Contract due

The notes will not bear interest. The amount that you will be paid on your notes is based on the performance of the underlier, which is the relevant nearby Light Sweet Crude Oil (WTI) futures contract (which will be the first nearby month futures contract for light sweet crude oil (WTI) traded on the New York Mercantile Exchange (the “NYMEX”) or, on any day that falls on or after the trading day prior to the first notice date, or on or after the trading day prior to the last trading day of such futures contract, then the second nearby month futures contract).

The notes will mature on the stated maturity date (expected to be the second business day after the determination date) unless they are automatically called on the call observation date (expected to be between approximately 12 to 14 months after the trade date). The notes will be automatically called on the call observation date if the official settlement price of the underlier on such call observation date is greater than or equal to the initial underlier price (set on the trade date and will be a price equal to the official settlement price of the underlier on the trade date), resulting in a payment on the call payment date (expected to be the second business day after the call observation date) for each $1,000 face amount of your notes equal to (i) $1,000 plus (ii) the product of $1,000 times the call premium amount (set on the trade date and expected to be between 23.48% and 27.55%). The call observation date, call payment date and the call premium amount for the call payment date are specified under “Key Terms” beginning on page 2 of this pricing supplement and will be set on the trade date.

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date will be based on the performance of the underlier as measured from the trade date to and including the determination date (expected to be approximately 24 months after the trade date). If the final underlier price on the determination date is greater than the initial underlier price, the return on your notes will be positive. If the final underlier price declines by up to 15.00% from the initial underlier price, you will receive the face amount of your notes. If the final underlier price declines by more than 15.00% from the initial underlier price, the return on your notes will be negative. Specifically, you will lose approximately 1.1765% of the face amount of your notes for every 1% negative underlier return below the buffer price of 85.00% of the initial underlier price. You could lose your entire investment in the notes.

If the notes are automatically called, the maximum payment you would receive for each $1,000 face amount of your notes is equal to (i) $1,000 plus (ii) the product of $1,000 times the call premium amount. If the notes are not automatically called on the call observation date, on the determination date, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier price from the initial underlier price. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●if the underlier return is positive (the final underlier price is greater than the initial underlier price), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate of 150.00% times (c) the underlier return;

●if the underlier return is zero or negative but not below -15.00% (the final underlier price is equal to or less than the initial underlier price but not by more than 15.00%), $1,000; or

●if the underlier return is negative and is below -15.00% (the final underlier price is less than the initial underlier price by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 117.65% times (b) the sum of the underlier return plus 15.00% times (c) $1,000. In no event, however, will the cash settlement amount be less than $0.00.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Additional Risk Factors Specific To Your Notes” beginning on page 7 herein. You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated initial value of the notes as of the trade date is expected to be between $946.00 and $976.00 per $1,000 face amount. The range of the estimated initial value of the notes was determined on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the notes, see “Additional Risk Factors Specific To Your Notes — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” beginning on page 10 herein.

Original issue date:	, 2025	Original issue price:	100.00% of the face amount
Underwriting discount*:	2.00% of the face amount	Net proceeds to the issuer*:	98.00% of the face amount

* For additional information, see “Supplemental Plan Of Distribution (Conflicts Of Interest); Secondary Markets (If Any)” herein.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this document or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

UBS Securities LLC

Pricing Supplement dated , 2025

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of the final pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

UBS Securities LLC, our affiliate, will purchase the notes from UBS for distribution to one or more registered broker dealers (“dealers”). UBS Securities LLC, the dealers or any of their respective affiliates may use this document in market-making transactions in notes after their initial sale. Unless UBS, UBS Securities LLC, the dealers or any of their respective affiliates selling such notes to you informs you otherwise in the confirmation of sale, the pricing supplement to which this document relates is being used in a market-making transaction. See “Supplemental Plan Of Distribution (Conflicts Of Interest); Secondary Markets (If Any)” herein.

SUMMARY INFORMATION

UBS has filed a registration statement (including a prospectus for various securities we may offer, including the notes), with the Securities and Exchange Commission, or SEC, for the offering to which this document relates. You should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446.

You may access these documents on the SEC website at www.sec.gov as follows:
●Prospectus dated February 6, 2025: http://www.sec.gov/Archives/edgar/data/1114446/000119312525021845/d936490d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “notes” refer to the Autocallable Leveraged Buffered Medium-Term Notes Linked to the Relevant Nearby NYMEX-traded Light Sweet Crude Oil (WTI) Futures Contract that are offered hereby, unless the context otherwise requires. Also, references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated February 6, 2025.

This document, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. If there is any inconsistency between the terms of the notes described in the accompanying prospectus and this document, this document will govern.

You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific To Your Notes” herein, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax and other advisors concerning an investment in the notes.

UBS reserves the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

ii

INVESTOR SUITABILITY

The notes may be suitable for you if:

♦You fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.

♦You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that, if the notes are not automatically called, may have the full downside market risk as that of an investment in the underlier, subject to the buffer price.

♦You believe that the price of the underlier will appreciate over the term of the notes, the official settlement price of the underlier will be greater than or equal to the initial underlier price on the call observation date or, if the notes are not automatically called, the final underlier price will be greater than the initial underlier price on the determination date.

♦You understand and accept that your return on the notes is limited by the call premium amount if the notes are automatically called.

♦You are willing to invest in the notes based on the upside participation rate and if the call premium amount were set equal to the bottom of the range indicated on the cover hereof (the actual call premium amount will be determined on the trade date).

♦You can tolerate fluctuations in the price of the notes throughout their term that may be similar to or exceed the downside fluctuations in the price of the underlier.

♦You do not seek guaranteed current income from your investment.

♦You are willing to invest in notes that may be subject to an automatic call and you are otherwise willing to hold the notes to maturity, a term expected to be approximately 24 months, and accept that there may be little or no secondary market for the notes.

♦You fully understand and are willing to accept the risks associated with commodity futures contracts generally and NYMEX-traded Light Sweet Crude Oil (WTI) futures contracts specifically.

♦You are willing to assume the credit risk of UBS for all payments under the notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

♦You understand that the estimated initial value of the notes determined by our internal pricing models is lower than the issue price and that should UBS Securities LLC or any affiliate make secondary markets for the notes, the price (not including their customary bid-ask spreads) will temporarily exceed the internal pricing model price.

The notes may not be suitable for you if:

♦You do not fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.

♦You require an investment designed to guarantee a full return of principal at maturity.

♦You cannot tolerate a loss of all or a substantial portion of your investment or are not willing to make an investment that, if the notes are not automatically called, may have the full downside market risk as that of an investment in the underlier, subject to the buffer price.

♦You believe that the price of the underlier will decline during the term of the notes, is likely to be less than the initial underlier price on the call observation date and, if the notes are not automatically called, the final underlier price is likely to be less than the initial underlier price by more than 15.00%.

♦You are unwilling to invest in the notes based on the upside participation rate and if the call premium amount were set equal to the bottom of the range indicated on the cover hereof (the actual call premium amount will be determined on the trade date).

♦You cannot tolerate fluctuations in the price of the notes throughout their term that may be similar to or exceed the downside fluctuations in the price of the underlier.

♦You seek guaranteed current income from this investment.

♦You are unable or unwilling to invest in notes that may be subject to an automatic call or are unable or unwilling to hold the notes to maturity, a term expected to be approximately 24 months, or you seek an investment for which there will be an active secondary market.

♦You do not fully understand or are unwilling to accept the risks associated with commodity futures contracts generally and NYMEX-traded Light Sweet Crude Oil (WTI) futures contracts specifically.

♦You are not willing to assume the credit risk of UBS for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances. You are urged to consult your investment, legal, tax, accounting and other advisors and carefully consider the suitability of an investment in the notes in light of your particular circumstances. You should also review “Additional Risk Factors Specific to Your Notes” herein for risks related to an investment in the notes.

KEY TERMS

Issuer: UBS AG London Branch

Underlier: The official settlement price per barrel, stated in U.S. dollars, of the first nearby month futures contract for Light Sweet Crude Oil (WTI) as traded on the NYMEX (Bloomberg Ticker: CL1 <Comdty>), provided that if the trade date, a call observation date or the determination date falls on or after the trading day prior to the first notice date for delivery of Light Sweet Crude Oil (WTI) under such futures contract, or on or after the trading day prior to the last trading day of such futures contract, then the second nearby month futures contract will be used with respect to such date.

Specified currency: U.S. dollars (“$”)

Face amount: Each note will have a face amount of $1,000; $   in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional aggregate face amount of the notes subsequent to the date of the final pricing supplement. The issue price, underwriting discount, and net proceeds of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of the final pricing supplement. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Purchase at amount other than face amount: The amount we will pay you on the call payment date or the stated maturity date, as the case may be, for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the call payment date or the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. If you purchase your notes at a premium to the face amount, the notes are not automatically called and the final underlier price is less than the buffer price, you will incur a greater percentage decrease in your investment in the notes than would have been the case if you had purchased the notes at the face amount.

See “Additional Risk Factors Specific To Your Notes — Risks Relating to Return Characteristics — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” herein.

Supplemental discussion of U.S. federal income tax consequences: You will be obligated pursuant to the terms of the notes — in the absence of a statutory or regulatory change or an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a prepaid derivative contract in respect of the underlier, as described herein under “Material U.S. Federal Income Tax Consequences”. Pursuant to this approach, based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that upon the taxable disposition of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. The U.S. Internal Revenue Service (the “IRS”) might not agree with this treatment, however, in which case, the timing and character of income or loss on your note could be materially and adversely affected, as discussed further herein under “Material U.S. Federal Income Tax Consequences”.

Automatic call feature: if a redemption event occurs on the call observation date, then the notes will be automatically redeemed in whole and we will pay an amount in cash on the call payment date, for each $1,000 face amount of the notes, equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the call premium amount. Following an automatic call, no further payments will be made on the notes.

Redemption event: a redemption event will occur if the official settlement price of the underlier on the call observation date is greater than or equal to the initial underlier price.

Cash settlement amount (on the stated maturity date): If the notes are not automatically called, for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●if the final underlier price is greater than the initial underlier price, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return;

●if the final underlier price is equal to or less than the initial underlier price but greater than or equal to the buffer price, $1,000; or

●if the final underlier price is less than the buffer price, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount. In no event, however, will the cash settlement amount be less than $0.00.

Initial underlier price: the official settlement price of the underlier on the trade date

Final underlier price: the official settlement price of the underlier on the determination date, except in the limited circumstances with respect to certain events as described herein under “Market Disruption Events” and “Permanent Disruption Events; Alternative Method of Calculation”

Underlier return: the quotient of (1) the final underlier price minus the initial underlier price divided by (2) the initial underlier price, expressed as a percentage

Upside participation rate: 150.00%

Buffer price: 85.00% of the initial underlier price

Buffer amount: 15.00%

Buffer rate: the quotient of the initial underlier price divided by the buffer price, expressed as a percentage, which equals approximately 117.65%

Call observation date (to be set on the trade date): expected to be between approximately 12 to 14 months after the trade date, subject to postponement in the event of a market disruption event, as described herein under “Market Disruption Events” and “Permanent Disruption Events; Alternative Method of Calculation”

Call payment date (to be set on the trade date): expected to be the second business day after the call observation date. If the call observation date is postponed as provided under “Call observation date” above, the call payment date will be postponed by the same number of business day(s) from but excluding the originally scheduled call observation date to and including the actual call observation date.

Call premium amount (to be set on the trade date): expected to be between 23.48% and 27.55%. Therefore, the maximum payment you could receive on the call payment date will be between $1,234.80 and $1,275.50 if a redemption event occurs.

Trade date: [ ], 2025

Original issue date (settlement date) (to be set on the trade date): a specified date expected to be the fifth business day following the trade date

Determination date (to be set on the trade date): a specified date expected to be approximately 24 months after the trade date, subject to postponement in the event of a market disruption event, as described herein under “Market Disruption Events” and “Permanent Disruption Events; Alternative Method of Calculation”

Stated maturity date (to be set on the trade date): expected to be the second business day after the determination date, subject to postponement in the event of a market disruption event, as described herein under “Market Disruption Events” and “Permanent Disruption Events; Alternative Method of Calculation”

No interest: The offered notes will not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

Official settlement price: the official U.S. dollar settlement price of the underlier (expressed in dollars per barrel)

Business day: as described under “Additional Terms of the Notes — Business Day” herein.

Trading day: as described under “Additional Terms of the Notes — Trading Day” herein.

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” herein

ERISA: as described under “ERISA Considerations” herein

Supplemental plan of distribution (conflicts of interest); secondary markets (if any): as described under “Supplemental Plan Of Distribution (Conflicts Of Interest); Secondary Markets (If Any)” herein

Calculation agent: UBS Securities LLC

CUSIP no.: 90308VQC8

ISIN no.: US90308VQC80

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical official settlement prices and final underlier prices of the underlier on the call observation date and on the determination date, respectively, could have on the amount payable upon an automatic call or the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of prices of the underlier that are entirely hypothetical; no one can predict what the underlier price will be on any day throughout the term of your notes, and no one can predict what the official settlement price of the underlier will be on the call observation date or the final underlier price will be on the determination date. The underlier has been volatile in the past — meaning that the underlier price has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the call payment date upon an automatic call or the stated maturity date, as the case may be. If you sell your notes in a secondary market prior to an automatic call or the stated maturity date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to our pricing models) will be less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific To Your Notes — Estimated Value Considerations — The Issue Price You Pay for the Notes Will Exceed Their Estimated Initial Value” herein. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000.00
Upside participation rate	150.00%
Call premium amount	23.48% for the call observation date (the bottom of the range set forth herein)
Buffer price	85.00% of the initial underlier price
Buffer rate	Approximately 117.65%
Buffer amount	15.00%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled call observation date or the originally scheduled determination date.
Notes are purchased on original issue date at the face amount and held to the stated maturity date or until automatically called on the call payment date.

Moreover, we have not yet set the initial underlier price that will serve as the baseline for determining the underlier return or the call premium amount, each of which will affect the amount that we will pay on your notes, if any, upon an automatic call or at maturity. We will not do so until the trade date. As a result, the actual initial underlier price may differ substantially from the underlier price prior to the trade date.

For these reasons, the actual performance of the underlier over the term of your notes, as well as the amount payable upon an automatic call or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical official settlement prices shown elsewhere herein. For information about the historical official settlement prices of the underlier during recent periods, see “The Underlier — Historical Official Settlement Prices of the Underlier” herein. Before investing in the offered notes, you should consult publicly available information to determine the prices of the underlier between the date of this document and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier.

Hypothetical Payment on the Call Payment Date

The example below shows the hypothetical payment that we would pay on the call payment date with respect to each $1,000.00 face amount of the notes if the official settlement price of the underlier is greater than or equal to the initial underlier price on the call observation date.

If your notes are automatically called on the call observation date (i.e., on the call observation date the official settlement price of the underlier is greater than or equal to the initial underlier price), the amount that we would pay for each $1,000.00 face amount of your notes on the call payment date would be the sum of $1,000.00 plus the product of the call premium amount times $1,000.00. If, for example, the official settlement price of the underlier on the call observation date were determined to be 140.000% of the initial underlier price, your notes would be automatically called and the amount that we would pay on your notes on the call payment date would be 123.480% of the face amount of your notes or $1,234.80 for each $1,000.00 face amount of your notes.

Hypothetical Cash Settlement Amount

If the notes are not automatically called on the call observation date (i.e., on the call observation date the official settlement price of the underlier is less than the initial underlier price), the cash settlement amount we would pay for each $1,000.00 face amount of your notes will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on the call observation date and reflects hypothetical cash settlement amount that you could receive at maturity. The prices in the left column of the table below represent hypothetical final underlier prices and are expressed as percentages of the initial underlier price. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier price (expressed as a percentage of the initial underlier price), and are expressed as percentages of the face amount of a note (rounded to the nearest thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would pay for each $1,000.00 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier price (expressed as a percentage of the initial underlier price) and the assumptions noted above.

Hypothetical Final Underlier Price (as Percentage of Initial Underlier Price)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	175.000%
140.000%	160.000%
130.000%	145.000%
120.000%	130.000%
110.000%	115.000%
100.000%	100.000%
90.000%	100.000%
85.000%	100.000%
80.000%	94.118%
70.000%	82.353%
60.000%	70.588%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the notes have not been automatically called on the call observation date and the final underlier price were determined to be 25.000% of the initial underlier price, the cash settlement amount that we would pay on your notes at maturity would be approximately 29.412% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 70.588%% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The amounts payable on the notes upon an automatic call or the cash settlement amounts shown above are entirely hypothetical; they are based on official settlement prices of the underlier that may not be achieved on the call observation date or on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments upon an automatic call or the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments upon an automatic call or the hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific To Your Notes — Risks Relating to Characteristics of the Underlier — Market Risk” and “— Risks Relating to Return Characteristics — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” herein.

We cannot predict the actual official settlement price or final underlier price on the call observation date or final underlier price on the determination date or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier price and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, on the call payment date or at maturity and the rate of return on the offered notes will depend on the actual initial underlier price and call premium amount, which we will set on the trade date and the actual official settlement price of the underlier on the call observation date and final underlier price determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the call payment date or on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus, dated February 6, 2025. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated February 6, 2025, of UBS. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier. You should carefully consider whether the offered notes are suited to your particular circumstances.

Risks Relating to Return Characteristics

You May Lose Your Entire Investment In The Notes

You can lose your entire investment in the notes. If the notes are not automatically called, the cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier price set on the trade date to the official settlement price on the determination date. If the notes are not automatically called and the final underlier price is less than the buffer price, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (a) the buffer rate times (b) the sum of the underlier return plus the buffer amount times (c) $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes. Specifically, you will lose approximately 1.1765% of the face amount of each of your notes for every 1% negative underlier return below the buffer price. However, in no event will the cash settlement amount be less than $0.00.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Amount You Will Receive on The Call Payment Date Will Be Capped

Regardless of the official settlement price of the underlier on the call observation date, the amount in cash you may receive on the call payment date is capped. Even if the official settlement price of the underlier on the call observation date exceeds the applicable initial underlier price, causing the notes to be automatically called, the amount in cash payable on the call payment date will be capped, and you will not benefit from any increases in the official settlement price of the underlier above the initial underlier price on the call observation date. If your notes are automatically called on the call observation date, the maximum return you will receive for each $1,000 face amount of your notes will be equal to the call premium amount.

The Ability To Receive the Call Premium Amount Or The Cash Settlement Amount Applies Only On The Call Payment Date Or The Stated Maturity Date

You should be willing to hold your notes to an automatic call or the stated maturity date. If you are able to sell your notes prior to an automatic call or the stated maturity date in the secondary market, the price you receive will likely not reflect the full economic value of the call premium amount or cash settlement amount and any return on the notes may be less than such call premium amount or cash settlement amount, even if the amount you receive is greater than the face amount. You can receive the full benefit of the call premium amount or the upside participation rate only if you hold your notes to an automatic call or the stated maturity date, as applicable, and the official settlement price of the underlier on the call observation date is equal to or greater than the initial underlier price or the final underlier price on the determination date is greater than the initial underlier price.

Additionally, if you are able to sell your notes prior to an automatic call or the stated maturity date in the secondary market, you may have to sell them at a loss relative to your initial investment even if the price of the underlier at such time is equal to or greater than the call price or the initial underlier price, as the case may be.

Your Notes Are Subject To Early Redemption

We will automatically redeem all, but not part, of your notes on the call payment date if the official settlement price of the underlier on the call observation date is greater than or equal to the initial underlier price. Therefore, the term for your notes may be reduced to as short as approximately 12 to 14 months after the trade date. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar price of risk in the event the notes are called prior to maturity. For the avoidance of doubt, if your notes are automatically called, no discounts, commissions or fees described herein will be rebated or reduced.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable upon an automatic call or the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a conventional debt security of comparable maturity that bears interest at a prevailing market rate.

The Amount Payable on Your Notes Is Not Linked to the Price of the Underlier at Any Time Other than the Call Observation Date or the Determination Date

The amount you will receive on the call payment date, if any, will be paid only if the official settlement price of the underlier on the call observation date is greater than or equal to the initial underlier price. Therefore, the official settlement price of the underlier on dates other than the call observation date will have no effect on any amount paid in respect of your notes on the call payment date. In addition, if the notes are not automatically called, the final underlier price will be based on the official settlement price of the underlier on the determination date, except in the limited circumstances described under “Market Disruption Events” and “Permanent Disruption Events; Alternative Method of Calculation” herein. Therefore, if the official settlement price of the underlier dropped precipitously to a price that is less than the buffer price on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the official settlement price of the underlier prior to such drop in the price of the underlier. Although the actual official settlement price of the underlier on the call payment date, stated maturity date or at other times during the term of your notes may be higher than the official settlement price of the underlier on the call observation date or the determination date, you will not benefit from the official settlement price of the underlier at any time other than on the call observation date or the determination date, as the case may be.

Owning the Notes Is Not the Same As Purchasing the Relevant Nearby Light Sweet Crude Oil (WTI) Futures Contract or Certain Other Related Contracts Directly

The return on your notes will not reflect the return you would realize if you had actually purchased or took a position in the underlier or Light Sweet Crude Oil (WTI) directly, or any other exchange-traded or over-the-counter instruments based on Light Sweet Crude Oil (WTI). You will not have any rights that holders of such assets or instruments have. Even if the official settlement price of the underlier moves favorably during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the official settlement price of the underlier to move favorably while the market value of the notes declines.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

Neither the payment upon an automatic call nor the cash settlement amount will be adjusted based on the original issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the call payment date upon an automatic call or the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the call payment date upon an automatic call or the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

In addition, the impact of the buffer price on the return on your investment, and the extent to which the buffer price will diminish your exposure to any negative underlier return will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the buffer price, while still providing some protection against exposure to any negative underlier return, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Risks Relating to Characteristics of the Underlier

Market Risk

The return on the notes is directly linked to the performance of the underlier and the extent to which the underlier return is positive or negative. The price of the underlier can rise or fall sharply due to factors specific to the underlier, as well as general market factors, such as general market volatility and prices, interest rates and economic and political conditions. You may lose some or all of your initial investment. However, in no event will any payment upon an early redemption or the cash settlement amount be less than $0.00.

Changes Affecting the Underlier, Including Regulatory Changes, Could Have An Adverse Effect On the Value of the Notes and the Amount You Will Receive Upon an Automatic Call or at Maturity of Your Notes

Commodity futures contracts are subject to legal and regulatory changes that could adversely affect the official settlement price of the underlier. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to the official settlement price of the underlier, but any such action could cause unexpected volatility and instability in the commodities markets generally with a substantial and adverse effect on the performance of the underlier specifically and, consequently, on the market value of, and return on, the notes.

Futures contracts and options on futures contracts are subject to extensive regulations and the regulation of commodity transactions in the U.S. and U.K. is subject to ongoing modification by government and judicial action. The effect on the value of the notes of any future regulatory change is impossible to predict, but may have the effect of making the markets for commodities, commodity futures contracts, options on futures contracts and other related derivatives more volatile and over time potentially less liquid. Such effects could be substantial and adverse to the interests of holders of the notes and may affect the market value of, and return on, the notes.

The Notes Offer Exposure to Futures Contracts and Not Direct Exposure to Physical Commodities

The notes will reflect a return based on the performance of the relevant nearby NYMEX-traded Light Sweet Crude Oil (WTI) futures contract and do not provide exposure to Light Sweet Crude Oil (WTI) spot prices. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

Prices of Commodities and Commodity Futures Contracts Are Highly Volatile and May Change Unpredictably

Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the underlier and, as a result, the market value of, and return on, the notes.

Changes in Supply And Demand in the Market for Light Sweet Crude Oil (WTI) Futures Contracts May Adversely Affect the Market Value Of, and Return On, the Notes

The notes are linked to the performance of futures contracts on the underlying physical commodity, Light Sweet Crude Oil (WTI). Futures contracts are legally binding agreements for the buying or selling of a certain commodity at a fixed price for physical settlement on a future date. Commodity futures contract prices are subject to similar types of pricing volatility patterns as may affect the specific commodities underlying the futures contracts, as well as additional trading volatility factors that may impact futures markets generally. Moreover, changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time. For example, a futures contract scheduled to expire in the first nearby month may experience more severe pricing pressure or greater price volatility than the corresponding futures contract scheduled to expire in a later month. Because the official settlement price of the underlier will be determined by reference to the futures contract in respect of the first nearby month (except as provided elsewhere herein), the market value of, and any return on, the notes may be less than would otherwise be the case if the official settlement price of the underlier had been determined by reference to the corresponding futures contract scheduled to expire in a more favorable month for pricing purposes.

Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of, And Return On, the Notes

The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some non-U.S. exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the official settlement price of the underlier, and therefore, the market value of, and return on, the notes.

The Notes May Be Subject to Certain Risks Specific to Light Sweet Crude Oil (WTI) As A Commodity

Light Sweet Crude Oil (WTI) is an energy-related commodity. Consequently, in addition to factors affecting commodities generally that are described above and in the accompanying prospectus, the notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility. These may include, among others:

●changes in the level of industrial and commercial activity with high levels of energy demand;

●disruptions in the supply chain or in the production or supply of other energy sources;

●price changes in alternative sources of energy;

●adjustments to inventory;

●variations in production and shipping costs;

●costs associated with regulatory compliance, including environmental regulations; and

●changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These and other factors interrelate in complex ways, and the effect of one factor on the official settlement price of the underlier, and the market value of, and return on, the notes may offset or enhance the effect of another factor.

Estimated Value Considerations

The Issue Price You Pay for the Notes Will Exceed Their Estimated Initial Value

The issue price you pay for the notes will exceed their estimated initial value as of the trade date due to the inclusion in the issue price of the underwriting discount, hedging costs, issuance and other costs and projected profits. As of the close of the relevant markets on the trade date, we will determine the estimated initial value of the notes by reference to our internal pricing models and it will be set forth in the final pricing supplement. The pricing models used to determine the estimated initial value of the notes incorporate certain variables, including the official settlement price and the volatility of the underlier asset, global supply and demand in the commodity markets generally and in the underlier specifically, prevailing interest rates, the term of the notes and our internal funding rate. Our internal funding rate is typically lower than the rate we would pay to issue conventional fixed or floating rate debt securities of a similar term. The underwriting discount, hedging costs, issuance and other costs, projected profits and the difference in rates will reduce the economic value of the notes to you. Due to these factors, the estimated initial value of the notes as of the trade date will be less than the issue price you pay for the notes.

The Estimated Initial Value Is a Theoretical Price; the Actual Price that You May Be Able to Sell Your Notes in Any Secondary Market (if Any) at Any Time After the Trade Date May Differ From the Estimated Initial Value

The value of your notes at any time will vary based on many factors, including the factors described above and in “Risks Relating to Characteristics of the Underlier — Market Risk” above and is impossible to predict. Furthermore, the pricing models that we use are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, after the trade date, if you attempt to sell the notes in the secondary market, the actual value you would receive may differ, perhaps materially, from the estimated initial value of the notes determined by reference to our internal pricing models. The estimated initial value of the notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your notes in any secondary market at any time.

Our Actual Profits May Be Greater or Less than the Differential Between the Estimated Initial Value and the Issue Price of the Notes as of the Trade Date

We may determine the economic terms of the notes, as well as hedge our obligations, at least in part, prior to the trade date. In addition, there may be ongoing costs to us to maintain and/or adjust any hedges and such hedges are often imperfect. Therefore, our actual profits (or potentially, losses) in issuing the notes cannot be determined as of the trade date and any such differential between the estimated initial value and the issue price of the notes as of the trade date does not reflect our actual profits. Ultimately, our actual profits will be known only upon an automatic call or at maturity of the notes.

Risks Relating to Liquidity and Secondary Market Price Considerations

There May Be Little or No Secondary Market for the Notes

The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the notes will develop. UBS Securities LLC and its affiliates may make a market in the notes, although they are not required to do so and may stop making a market at any time. If you are able to sell your notes prior to an automatic call or maturity, you may have to sell them at a substantial loss. The estimated initial value of the notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your notes in any secondary market at any time.

The Price at which UBS Securities LLC and Its Affiliates May Offer to Buy the Notes in the Secondary Market (if Any) May Be Greater than UBS’ Valuation of the Notes at that Time, Greater than Any Other Secondary Market Prices Provided by Unaffiliated Dealers (if Any) and, Depending on Your Broker, Greater than the Valuation Provided on Your Customer Account Statements

For a limited period of time following the issuance of the notes, UBS Securities LLC or its affiliates may offer to buy or sell such notes at a price that exceeds (i) our valuation of the notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such notes following issuance will exceed the valuations indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the underwriting discount, hedging costs, issuance and other costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified herein under “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (If Any)”. Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the notes, it will do so at prices that reflect our estimated value determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of structured debt securities such as the notes. As described above, UBS Securities LLC and its affiliates are not required to make a market for the notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of structured debt securities. UBS Securities LLC reflects this temporary positive differential on its customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

Price of Notes Prior to Maturity

The market price of the notes will be influenced by many unpredictable and interrelated factors, including the official settlement price of the underlier; the volatility of the underlier; the global supply and demand of the commodity markets generally and the underlier specifically; the time remaining to the maturity of the notes; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; the creditworthiness of UBS and the then current bid-ask spread for the notes.

Impact of Fees and the Use of Internal Funding Rates Rather than Secondary Market Credit Spreads on Secondary Market Prices

All other things being equal, the use of the internal funding rates described above under “— Estimated Value Considerations” as well as the inclusion in the original issue price of the underwriting discount, hedging costs, issuance and other costs and any projected profits are, subject to the temporary mitigating effect of UBS Securities LLC’s and its affiliates’ market making premium, expected to reduce the price at which you may be able to sell the notes in any secondary market.

The Market Value of the Notes May Be Influenced By Unpredictable Factors

The market value of your notes may fluctuate between the date you purchase them and the determination date when the calculation agent will determine your cash settlement amount, if any. Several factors, many of which are beyond our control, will influence the market value of the notes. We expect that generally the official settlement price of the underlier on any day will affect the market value of the notes more than any other single factor. Other factors that may influence the market value of the notes include, but are not limited to:

●the expected volatility of the price of Light Sweet Crude Oil (WTI), and of the prices of exchange-traded futures contracts for the purchase or delivery of Light Sweet Crude Oil (WTI);

●the time to maturity of the notes;

●interest and yield rates in the market generally;

●a variety of economic, financial, political, regulatory or judicial events;

●global supply and demand for oil generally and Light Sweet Crude Oil (WTI) specifically, and supply and demand for exchange-traded futures contracts for the purchase or delivery of Light Sweet Crude Oil (WTI);

●factors specific to Light Sweet Crude Oil (WTI) as a commodity, as discussed under “Changes in supply and demand in the market for Light Sweet Crude Oil (WTI) futures contracts may adversely affect the market value of, and return on, the notes” herein;

●supply and demand for the notes; and

●the creditworthiness of UBS.

If the Price of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underlier. Changes in the price of the underlier may not result in a comparable change in the market value of your notes. This is because the amount payable upon an automatic call will be based on the official settlement price of the underlier on the call observation date and the cash settlement amount at maturity will be based on the final underlier price. If the notes are not subject to an automatic call, the underlier return is negative and the final underlier price is less than the buffer price, you could lose all or a substantial portion of your investment in the notes. However, in no event will the cash settlement amount be less than $0.00.

The Notes are Considered “Hold To Maturity” Products

Generally, there is no liquid market for the notes.

Risks Relating to Hedging Activities and Conflicts of Interest

Potential Conflict of Interest

UBS and its affiliates may engage in business related to the underlier, which may present a conflict between the obligations of UBS and you, as a holder of the notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS. The calculation agent will determine whether the notes are subject to an automatic call based on the official settlement price of the underlier on the call observation date and the underlier return and the cash settlement amount, if any, based on the official settlement price of the underlier on the determination date. The calculation agent can postpone the determination of the official settlement price of the underlier on the call observation date or the final underlier price on the determination date if a market disruption event occurs and is continuing on such date. As UBS determines the economic terms of the notes, including the upside participation rate, the call premium amount and the buffer price, and such terms include the underwriting discount, hedging costs, issuance and other costs and projected profits, the notes represent a package of economic terms. There are other potential conflicts of interest insofar as an investor could potentially get better economic terms if that investor entered into exchange-traded and/or OTC derivatives or other instruments with third parties, assuming that such instruments were available and the investor had the ability to assemble and enter into such instruments.

Furthermore, given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending the sale of your notes in the secondary market. UBS or its affiliates may earn additional profits (or potentially incur losses) as a result of payments pursuant to such hedging activities. In performing these duties, the economic interests of UBS, UBS Securities LLC, the dealers or their respective affiliates are potentially adverse to your interests as an investor in the notes. Additionally, hedging activities may adversely affect the market value of your notes and the amount we will pay on your notes.

The Calculation Agent May Postpone the Call Payment Date or the Maturity Date Upon the Occurrence of a Market Disruption Event, Replace the Underlier Upon the Occurrence of a Permanent Disruption Event or Adjust the Calculation of the Underlier or Successor Upon An Alternative Method of Calculation

If the calculation agent determines that a market disruption event has occurred or is continuing, the affected date may be postponed by up to ten trading days. If such a postponement occurs, the calculation agent will make the relevant determination based on the official settlement price of the underlier on the first trading day on which no market disruption event occurs or is continuing. In no event, however, will the relevant date be postponed by more than ten trading days. If such affected date is postponed to the last possible day as described above, but a market disruption event occurs and is continuing on that day, that day will nevertheless be the relevant date. If the official settlement price of the underlier is not available on that day, either because of a market disruption event or for any other reason, the calculation agent will make an estimate of the official settlement price of the underlier that would have prevailed in the absence of the market disruption event or such other reason. Alternatively, if the calculation agent determines that a permanent disruption event has occurred, the calculation agent may replace the underlier with another commodity futures contract that the calculation agent determines to be comparable to the permanently disrupted underlier (a “successor commodity future”), then such official settlement price on the determination date will be determined by reference to the official settlement price of such successor commodity future at the close of trading on such relevant exchange on such date as determined by the calculation agent. To the extent necessary, the calculation agent will adjust those terms as necessary to ensure cross-comparability of the permanently disrupted underlier and the successor commodity future. In addition, if the calculation agent determines that an alternative method of calculation with respect to the underlier or successor commodity future has occurred, the calculation may make such calculations and adjustments as may be necessary in order to arrive at a value for the underlier or successor commodity future, as applicable. See “Permanent Disruption Events; Alternative Method of Calculation” herein.

Potentially Inconsistent Research, Opinions or Recommendations By UBS

UBS and its affiliates publish research from time to time on financial and commodity markets, including energy markets, and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes, the commodity and energy markets generally and the under to which the notes are linked specifically.

Risks Relating to General Credit Characteristics

The Notes Are Subject to the Credit Risk of the Issuer

The notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the notes and you could lose your entire initial investment.

The Notes Are Not Bank Deposits

An investment in the notes carries risks which are very different from the risk profile of a bank deposit placed with UBS or its affiliates. The notes have different yield and/or return, liquidity and risk profiles and would not benefit from any protection provided to deposits.

If UBS Experiences Financial Difficulties, FINMA Has the Power to Open Restructuring or Liquidation Proceedings in Respect of, and/or Impose Protective Measures in Relation to, UBS, Which Proceedings or Measures May Have a Material Adverse Effect on the Terms and Market Value of the Notes and/or the Ability of UBS to Make Payments Thereunder

The Swiss Federal Act on Banks and Savings Banks of November 8, 1934, as amended (the “Swiss Banking Act”) grants the Swiss Financial Market Supervisory Authority (“FINMA”) broad powers to take measures and actions in relation to UBS if it concludes that there is justified concern that UBS is over-indebted or has serious liquidity problems or, after expiry of a deadline, UBS fails to fulfill the applicable capital adequacy requirements (whether on a standalone or consolidated basis). If one of these pre-requisites is met, FINMA is authorized to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. The Swiss Banking Act grants significant discretion to FINMA in connection with the aforementioned proceedings and measures. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings.

In restructuring proceedings, FINMA, as resolution authority, is competent to approve the restructuring plan. The restructuring plan may, among other things, provide for (a) the transfer of all or a portion of UBS’ assets, debts, other liabilities and contracts (which may or may not include the contractual relationship between UBS and the holders of notes) to another entity, (b) a stay (for a maximum of two business days) on the termination of contracts to which UBS is a party, and/or the exercise of (w) rights to terminate, (x) netting rights, (y) rights to enforce or dispose of collateral or (z) rights to transfer claims, liabilities or collateral under contracts to which UBS is a party, (c) the partial or full conversion of UBS’ debt and/or other obligations, including its obligations under the notes, into equity (a “debt-to-equity swap”), and/or (d) the partial or full write-off of obligations owed by UBS (a “write-off”), including its obligations under the notes. Prior to any debt-to-equity swap or write-off with respect to any notes, outstanding equity and debt instruments issued by UBS qualifying as additional tier 1 capital or tier 2 capital must be converted or written-down, as applicable, and cancelled. The Swiss Banking Act addresses the order in which a debt-to-equity swap or a write-off of debt instruments (other than debt instruments qualifying as additional tier 1 capital or tier 2 capital) should occur: first, all subordinated obligations not qualifying as regulatory capital; second, debt instruments for loss absorbency in the course of insolvency measures (Schuldinstrumente zur Verlusttragung im Falle von Insolvenzmassnahmen) under the Swiss Ordinance concerning Capital Adequacy and Risk Diversification for Banks and Securities Dealers of June 1, 2012, as amended; third, all other obligations not excluded by law from a debt-to-equity swap or write-off (other than deposits), such as the notes; and fourth, deposits to the extent in excess of the amount privileged by law. However, given the broad discretion granted to FINMA, any restructuring plan approved by FINMA in connection with restructuring proceedings with respect to UBS could provide that the claims under or in connection with the notes will be fully or partially converted into equity or written-off, while preserving other obligations of UBS that rank pari passu with UBS’ obligations under the notes. Consequently, the exercise by FINMA of any of its statutory resolution powers or any suggestion of any such exercise could materially adversely affect the rights of holders of the notes, the price or value of their investment in the notes and/or the ability of UBS to satisfy its obligations under the notes and could lead to holders losing some or all of their investment in the notes.

Once FINMA has opened restructuring proceedings with respect to UBS, it may consider factors such as the results of operations, financial condition (in particular, the price of indebtedness, potential future losses and/or restructuring costs), liquidity profile and regulatory capital adequacy of UBS and its subsidiaries, or any other factors of its choosing, when determining whether to exercise any of its statutory resolution powers with respect to UBS, including, if it chooses to exercise such powers to order a debt-to- equity swap and/or a write-off, whether to do so in full or in part. The criteria that FINMA may consider in exercising any statutory resolution power provide it with considerable discretion. Therefore, holders of the notes may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and, consequently, its potential effects on the notes and/or UBS.

If UBS were to be subject to restructuring proceedings, the creditors whose claims are affected by the restructuring plan would not have a right to vote on, reject, or seek the suspension of the restructuring plan. In addition, if a restructuring plan with respect to UBS has been approved by FINMA, the rights of a creditor to challenge the restructuring plan or have the restructuring plan reviewed by a judicial or administrative process or otherwise (e.g., on the grounds that the plan would unduly prejudice the rights of holders of notes or otherwise be in violation of the Swiss Banking Act) are very limited. Even if any of UBS’ creditors were to successfully challenge the restructuring plan in court, the court could only require the relevant creditors to be compensated ex post and there is currently no guidance as to on what basis such compensation would be calculated and how it would be funded. Any such challenge (even if successful) would not suspend, or result in the suspension of, the implementation of the restructuring plan.

Risks Relating to U.S. Federal Income Taxation

Uncertain Tax Treatment

Significant aspects of the tax treatment of the notes are uncertain. There are no statutory provisions, regulations, published rulings, judicial decisions or administrative determinations addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid derivative contracts that are not debt. Accordingly, it is possible that your notes could alternatively be treated for tax purposes, and that the timing and character of the income or loss on your notes could be materially and adversely affected.

In 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether the holder of an instrument similar to the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your notes for U.S. federal income tax purposes in accordance with the treatment described above under “Supplemental discussion of U.S. federal income tax consequences” and below under “Material U.S. Federal Income Tax Consequences”, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate.

Purchasers of notes should consult their tax advisors as to the U.S. federal, state, local, non-U.S. and other tax consequences to them of the purchase, ownership and disposition of the notes. For more information, see “Material U.S. Federal Income Tax Consequences” herein.

General Risk Factors

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of the final pricing supplement. The issue price, underwriting discount and net proceeds of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of the final pricing supplement. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

THE UNDERLIER

We have derived all information contained herein regarding the underlier from publicly available information. Included below is a brief description of the underlier. This information has been obtained from publicly available sources. Set forth further below is a graph that provides official settlement prices for the underlier for the period specified. We obtained the official settlement price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlier as an indication of future performance.

When we refer to the official settlement price of the underlier in this document, we mean the official U.S. dollar settlement price of Light Sweet Crude Oil (WTI) (expressed in dollars per barrel) for the relevant first nearby Light Sweet Crude Oil (WTI) Futures Contract, as traded on the NYMEX and displayed on Bloomberg under the symbol “CL1” <Comdty>, provided, however, that if the trade date, a call observation date or the determination date, due to a disruption event or otherwise, falls on or after the trading day prior to the first notice date for delivery of Light Sweet Crude Oil (WTI) under such futures contract, or on or after the trading day prior to the last trading day of such futures contract, then the second nearby month Light Sweet Crude Oil (WTI) Futures Contract will be used with respect to such date.

Light Sweet Crude Oil (WTI) is a blend of different streams of light crude oil. Light, sweet crudes are preferred by refiners because of their low sulfur content and relatively high yields of high-value products such as gasoline, diesel fuel, heating oil, and jet fuel. The futures contract is used as a principal international pricing benchmark. The contract trades in units of 1,000 barrels, and the delivery point is Cushing, Oklahoma, which is also accessible to the international spot markets via pipelines. The contract provides for delivery of several grades of domestic and internationally traded foreign crudes.

The underlier is traded on the NYMEX. Additional information about the Light Sweet Crude Oil (WTI) Futures Contract is available at the following website: cmegroup.com/trading/energy/light-sweet-crude-oil.html.

Historical Official Settlement Prices of the Underlier

The official settlement price of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the official settlement price of the underlier shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the term of your notes.

The following graph illustrates the performance of the underlier from January 1, 2015 through April 1, 2025, based on information reported by Bloomberg, without independent verification. UBS has not conducted any independent review or due diligence of publicly available information obtained from Bloomberg. The dotted line represents a hypothetical buffer price, which is equal to 85.00% of $71.20, which was the official settlement price of the underlier on April 1, 2025. The actual buffer price will be determined on the trade date. Past performance of the underlier is not indicative of the future performance of the underlier.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this document or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This document and any document incorporated herein by reference is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this document and any document incorporated herein by reference is current only as of their respective dates.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The U.S. federal income tax consequences of your investment in the notes are uncertain. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the notes. Some of these tax consequences are summarized below, but we urge you to discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Department of the Treasury (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the notes, and the following discussion is not binding on the IRS. This discussion replaces the U.S. federal income tax discussions in the accompanying prospectus

General. This discussion, other than the section below entitled “Non-U.S. Holders”, applies to you only if you are a U.S. Holder, the original investor in the notes and you hold your notes as capital assets within the meaning of Section 1221 of the Code for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

♦a dealer in securities or currencies,

♦a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

♦a financial institution or a bank,

♦a regulated investment company or a real estate investment trust or a common trust fund,

♦a life insurance company,

♦a tax-exempt organization or an investor holding the securities in a tax-advantaged account (such as an “individual retirement account” or “Roth IRA”),as defined in Section 408 of the Code or Section 408A of the Code, respectively,

♦a person that owns notes as part of a hedging transaction, straddle, synthetic security, conversion transaction, or other integrated transaction, or enters into a “constructive sale” with respect to the notes or a “wash sale” with respect to the notes or the underlier, or

♦a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

You are a U.S. holder if you are a beneficial owner of a note and you are: (i) a citizen or resident of the U.S., (ii) a domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. by reason of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the notes.

U.S. Tax Treatment. Pursuant to the terms of the notes, UBS and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize the notes as prepaid derivative contracts with respect to the underlier. If your notes are so treated, you should generally recognize capital gain or loss upon the taxable disposition (including automatic call) of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations.

Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it would be reasonable to treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization (including possible alternative treatment under Section 1256 of the Code), such that the timing and character of your income from the notes could differ materially and adversely from the treatment described above.

Alternative Treatments. The IRS, for example, might assert that Section 1256 of the Code should apply to your notes. If Section 1256 of the Code were to apply to your notes, gain or loss recognized with respect to your notes (or a portion of your notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the notes. You would also be required to mark your notes (or a portion of your notes) to market at the end of each year (i.e., recognize income as if the notes (or the relevant portion of the notes) had been sold for fair market value). The IRS might also assert that a rollover of the underlier could be treated as a taxable deemed exchange of the note for a “new” note, in which case a U.S. Holder would recognize gain or loss (which may be short-term capital gain or loss and may be subject to the “wash sale” rules) equal to the difference between the fair market value of the note and the U.S. Holder’s tax basis in the note at the time of the rollover of the underlier, and the U.S. Holder would begin a new holding period for the note on the day following such rollover and take a new fair market value tax basis in the note. Lastly, the IRS may assert that the notes should be recharacterized for U.S. federal income tax purposes as instruments giving rise to current ordinary income (even before receipt of any cash).

Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance and potential impact of the above considerations.

Except to the extent otherwise required by law, UBS intends to treat your notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as the IRS and the Treasury determine that some other treatment is more appropriate.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any income or gain realized with respect to the notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. holders should consult their tax advisors as to the consequences of the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their notes if they do not hold their notes in an account maintained by a financial institution and the aggregate value of their notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its notes and fails to do so.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require U.S. taxpayers to report certain transactions (“reportable transactions”) on IRS Form 8886. An investment in the notes or a sale of the notes generally should not be treated as a reportable transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the notes or a sale of the notes to be treated as a reportable transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

Backup Withholding and Information Reporting. The proceeds received from a taxable disposition of the notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed and fully completed applicable IRS Form W-8, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders. Subject to FATCA, as discussed below, if you are a non-U.S. holder you should generally not be subject to U.S. withholding tax with respect to payments on your notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your notes if you comply with certain certification and identification requirements as to your non-U.S. status (by providing us (and/or the applicable withholding agent) with a fully completed and duly executed applicable IRS Form W-8). Gain realized from the taxable disposition of the notes generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S., (ii) the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) the non-U.S. holder has certain other present or former connections with the U.S.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their advisor about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their notes through a foreign entity) under the FATCA rules.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of notes purchased after the bill was enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is not possible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your notes.

Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the notes arising under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Market Disruption Events

With respect to the underlier, the calculation agent will determine the official settlement price on the call observation date and the determination date (each, a “valuation date”). If the calculation agent determines that, on a valuation date, a market disruption event has occurred or is continuing with respect to the underlier, the affected valuation date may be postponed by up to ten trading days. If such a postponement occurs, the calculation agent will determine the official settlement price by reference to the official settlement price on the first trading day following such date on which no market disruption event occurs or is continuing. If however, the affected date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, the calculation agent will nevertheless determine the official settlement price on such day. In such an event, the calculation agent will estimate the official settlement price for the underlier that would have prevailed in the absence of the market disruption event.

The calculation agent may also postpone the determination of the initial underlier price in accordance with the above if it determines that a market disruption event has occurred or is continuing with respect to the underlier on the trade date. If the determination of the initial underlier price is postponed, the calculation agent may also postpone the original issue date, the call observation date, the determination date and the maturity date, to ensure that the stated term of the notes remains the same.

If the calculation agent postpones the call observation date or the determination date (and therefore the determination of the official settlement price on such date), the calculation agent may also adjust the call payment date or the maturity date (as applicable) to maintain the same number of business days as existed prior to such postponement. A postponement of the call observation date shall have no effect on the determination date.

Notwithstanding the occurrence of one or more market disruption events with respect to the underlier, the calculation agent may waive its right to postpone the trade date, the call observation date or the determination date if it determines that the applicable market disruption event has not or is not likely to materially impair its ability to determine the official settlement price of the underlier.

Any of the following will be a “market disruption event”, as determined by the calculation agent:

♦the official settlement price is not published for the underlier;

♦a material suspension, absence or limitation of trading in the underlier on its relevant exchange, or in option contracts relating to the underlier in the primary market for those contracts (as determined by the calculation agent, the “related exchange”);

♦the underlier or option contracts relating to the underlier do not trade on what was, on the trade date, the relevant exchange for the underlier or the related exchange for those options;

♦the relevant exchange for the underlier or the related exchange or quotation system, if any, for option contracts relating to the underlier fails to open for trading during its regular trading session;

♦any event that materially disrupts or impairs, as determined by the calculation agent, the ability of market participants to effect transactions in, or obtain market values for the underlier on its relevant exchange or effect transactions in, or obtain market values for option contracts related to the underlier on its related exchange (including, but not limited to, limitations, suspensions or disruptions of trading of one or more futures contracts on the underlier by reason of movements exceeding “limit up” or “limit down” prices permitted by the relevant exchange); or

♦any other event, if the calculation agent determines that the event materially interferes with our ability or the ability of any of our affiliates to establish, maintain or unwind all or a material portion of a hedge with respect to the notes.

The following events will not be market disruption events:

♦a limitation on the hours or numbers of days of trading in the underlier in its primary market, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

♦a decision to permanently discontinue trading in the option contracts relating to the underlier.

For this purpose, an “absence of trading” in the related exchange for option contracts related to the underlier, if available, will not include any time when that market is itself closed for trading under ordinary circumstances.

In contrast, a suspension or limitation of trading in the underlier or option contracts related to the underlier, if available, by reason of any of:

♦a price change exceeding limits set by the relevant exchange or related exchange, as applicable,

♦an imbalance of orders, or

♦a disparity in bid and ask quotes,

will constitute a suspension or material limitation of trading.

“Relevant exchange” means, with respect to the underlier, the NYMEX or any successor thereto, and with respect to any successor commodity future (as defined under “Permanent Disruption Events; Alternative Method of Calculation” herein), the primary exchange or market of trading related to such successor commodity future, as determined by the calculation agent.

Permanent Disruption Events; Alternative Method of Calculation

Any of the following may be a “permanent disruption event” (and, together with a market disruption event a “disruption event”), as determined by the calculation agent:

♦the permanent discontinuation or disappearance of trading in the underlier or the physical delivery of the commodity underlying the underlier;

♦the permanent discontinuation or disappearance of option contracts relating to the underlier; or

♦the disappearance or permanent discontinuance or unavailability of the official settlement price, notwithstanding the availability of Bloomberg (or any successor price source) or the status of trading in the underlier or the option contracts relating to the underlier.

If a permanent disruption event occurs on a valuation date, the calculation agent may replace the underlier with another commodity futures contract that the calculation agent determines to be comparable to the permanently disrupted underlier (a “successor commodity future”), then the official settlement price on the applicable valuation date will be determined by reference to the official settlement prices of such successor commodity future at the close of trading on such relevant exchange on such valuation date as determined by the calculation agent. To the extent necessary, the calculation agent will adjust those terms as necessary to ensure cross-comparability of the permanently disrupted underlier and the successor commodity future.

Upon any selection by the calculation agent of a successor commodity future, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to UBS and to the holders of the notes.

If there is a permanent disruption event with respect to the underlier or successor commodity future (in each case, an “underlying commodity”) prior to, and such discontinuation is continuing on, a valuation date and the calculation agent determines that no successor commodity future is available at such time, then the calculation agent will determine the official settlement price on the applicable valuation date for the underlier or successor commodity future, as applicable; provided that, if the calculation agent determines that no successor commodity future exists for the discontinued underlier, the official settlement price on any affected valuation date for the underlier will be the settlement price as determined by the calculation agent on the date following the affected valuation date.

Notwithstanding these alternative arrangements, discontinuation of trading on the relevant exchange in the underlier may adversely affect the value of the notes.

Any of the following may be considered an “alternative method of calculation” with respect to the underlying commodity, as determined by the calculation agent:

♦the occurrence since the trade date of a material change in the formula for or the method of calculating the relevant official settlement price of the underlying commodity;

♦the occurrence since the trade date of a material change in the content, composition or constitution of the underlying commodity; or

♦a modification in the reporting of the official settlement price for the underlying commodity such that it does not, in the opinion of the calculation agent, fairly represent the value of the underlying commodity.

If the calculation agent determines there is an alternative method of calculation for the underlier or successor commodity future, the calculation agent will, at the close of business in New York City on a valuation date for the underlying commodity, make such calculations and adjustments as may be necessary in order to arrive at a value for the underlying commodity, as applicable.

Additional Terms of the Notes

Redemption Price Upon Optional Tax Redemption

We have the right to redeem your notes in the circumstances described under “Description of Debt Securities We May Offer — Optional Tax Redemption” in the accompanying prospectus. If we exercise this right with respect to your notes, the redemption price of the notes will be determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at maturity. We describe the default amount below under “— Default Amount”.

For the purpose of determining whether the holders of our Medium-Term Notes, Series B, of which the notes are a part, are entitled to take any action under the indenture (which is described in the accompanying prospectus), we will treat the outstanding principal amount of the notes as the outstanding principal amount of the series of notes constituted by that Security. Although the terms of the notes may differ from those of the other Medium-Term Notes, Series B holders of specified percentages in principal amount of all Medium-Term Notes, Series B together in some cases with other series of our debt securities, will be able to take action affecting all the Medium-Term Notes, Series B including the notes. This action may involve changing some of the terms that apply to the Medium-Term Notes, Series B accelerating the maturity of the Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification and Waiver of Covenants”.

Default Amount

The default amount for your notes on any day will be an amount, in U.S. dollars for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal: (i) the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking; plus (ii) the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holders of your notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless: (i) no quotation of the kind referred to above is obtained; or (ii) every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either: (i) A-1 or higher by S&P Global, LLC, or any successor, or any other comparable rating then used by that rating agency; or (ii) P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment

Any payment on your notes at maturity will be made to accounts designated by you or the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may also make any payment in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to your notes, we mean any day that is a day on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York City.

Trading Day

A “trading day” is a day, as determined by the calculation agent, on which trading is generally conducted on the primary exchange(s) or market(s) on which the underlier is listed or admitted for trading.

Role of Calculation Agent

Our affiliate, UBS Securities LLC, will serve as the calculation agent. We may change the calculation agent after the original issue date of your notes without notice. The calculation agent will make all determinations regarding whether a redemption event occurs, the amount we will pay you on the call payment date or at the stated maturity date, if any, market disruption events, business days, trading days, the default amount, the official settlement price, the underlier return, the initial underlier price, the buffer price, final underlier price and all other determinations with respect to the notes, in its sole discretion. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

The net proceeds from the offering of the notes will be used to provide funding for our operations and other general corporate purposes as described in the accompanying prospectus under “Use of Proceeds”. We and/or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In anticipation of the sale of the notes, we and/or our affiliates expect to enter into hedging transactions involving purchases and sales of the underlier, listed and/or over-the-counter options, futures, exchange traded funds or other instruments with returns linked to the performance of the underlier or Light Sweet Crude Oil (WTI) prior to, on or after the trade date. From time to time, we and/or our affiliates may enter into additional hedging transactions or unwind those we have entered into. Consequently, with regard to your notes, from time to time, we and/or our affiliates may:

➢ acquire or dispose of long and/or short positions of the underlier, listed and/or over-the-counter options, futures, exchange traded funds or other instruments with returns linked to the performance of the underlier or Light Sweet Crude Oil (WTI);

➢ acquire or dispose of long and/or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the price of the above instruments;

➢ acquire or dispose of long and/or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on indices designed to track the performance of the underlier or Light Sweet Crude Oil (WTI)

➢ acquire or dispose of long and/or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the price of other similar commodity futures contracts; or

➢ any combination of the above.

We and/or our affiliates may acquire a long and/or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We and/or our affiliates may close out our or their hedge position relating to the notes during the term of your notes. That step may involve sales or purchases of the instruments described above. No holder of the notes will have any rights or interest in our or any affiliates’ hedging activity or any positions we or our affiliates may take in connection with any hedging activity.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the return of your notes. See the “Additional Risk Factors Specific to Your Notes” herein for a discussion of these adverse effects.

ERISA CONSIDERATIONS

We, UBS Securities LLC and other of our affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Code) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the notes by a Plan with respect to which UBS Securities LLC or any of our affiliates acts as a fiduciary as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”) would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the notes by a Plan with respect to which UBS Securities LLC or any of our affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of notes where neither UBS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). Upon purchasing the notes, a Plan will be deemed to have represented that the acquisition, holding and, to the extent relevant, disposition of the notes is eligible for relief under PTCE 84-14, PTCE 90-1, PTCE 91-38, PTCE 95-60, PTCE 96-23, the service provider exemption or another applicable exemption and that the purchase, holding and, if applicable, subsequent disposition of the notes will not constitute or result in a non-exempt prohibited transaction. In addition, any such Plan also will be deemed to have represented that none of us, UBS Securities LLC or any other of our affiliates is a fiduciary in connection with the acquisition, holding and disposition of the notes, or as a result of the exercise by us or our affiliates of any rights in connection with the notes.

In addition to the prohibited transaction considerations noted above, ERISA and the regulations promulgated thereunder by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “plan asset regulations”), provide that if a covered plan invests in an “equity interest” of an entity that is neither a “publicly-offered security” (as defined in the plan asset regulations) nor a security issued by an investment company registered under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), the covered plan’s assets will include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that “benefit plan investors” (within the meaning of the plan asset regulations) own less than 25% of the total value of each class of equity interests in the entity. An “operating company” is defined under the plan asset regulations as an entity that is primarily engaged, directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. It is not anticipated that the Securities will constitute “publicly-offered securities” or that we will register under the Investment Company Act, and we will not monitor whether “benefit plan investors” will own 25% or more of the total value of any class of equity interests in UBS. That said, while no assurance can be given, we believe that we should qualify as an “operating company” within the meaning of the plan asset regulations. If the underlying assets of UBS were deemed to be “plan assets” of a covered plan, this would result, among other things, in the application of the prudence and other fiduciary responsibility standards of ERISA to activities engaged in by us and the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Any person proposing to acquire any notes on behalf of a Plan should consult with counsel regarding the applicability of ERISA and Section 4975 of the Code thereto, including but not limited to the prohibited transaction rules and the applicable exemptions.

The discussion above supplements the discussion under “Benefit Plan Investor Considerations” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST); SECONDARY MARKETS (IF ANY)

UBS will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase from UBS, the aggregate face amount of the notes specified on the front cover of the final pricing supplement. UBS Securities LLC proposes initially to offer the notes to certain unaffiliated securities dealers at the original issue price set forth on the cover page of this document, less a concession of 2.00% of the face amount. We or one of our affiliates will also pay a fee to iCapital Markets LLC, a broker-dealer in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering.

We expect to deliver the notes against payment therefor in New York, New York on , 2025, which is expected to be the fifth business day following the date of the final pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day (T + 1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest: UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in the offering within the meaning of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121.

UBS Securities LLC and its affiliates may offer to buy or sell the notes in the secondary market (if any) at prices greater than UBS’ internal valuation: The value of the notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliate’s customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the notes immediately after the trade date in the secondary market is expected to exceed the estimated initial value of the notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 3 months after the trade date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other requests from and negotiated arrangements with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates are not required to make a market for the notes and may stop making a market at any time. For more information about secondary market offers and the estimated initial value of the notes, see “Additional Risk Factors Specific To Your Notes — Estimated Value Considerations” and “— Risks Relating to Liquidity and Secondary Market Price Considerations” herein.

Prohibition on Sales to EEA Retail Investors — The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “EU PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

Prohibition on Sales to UK Retail Investors — The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

TABLE OF CONTENTS

Preliminary Pricing Supplement

Prospectus dated February 6, 2025

Introduction	1
Cautionary Note Regarding Forward-Looking Statements	3
Incorporation of Information About UBS AG	6
Where You Can Find More Information	7
Presentation of Financial Information	8
Limitations on Enforcement of U.S. Laws Against UBS AG, Its Management and Others	8
UBS AG	8
Swiss Regulatory Powers	10
Use of Proceeds	11
Description of Debt Securities We May Offer	11
Description of Warrants We May Offer	48
Legal Ownership and Book-Entry Issuance	65
Considerations Relating to Indexed Securities	69
Considerations Relating to Floating Rate Securities	72
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	75
U.S. Tax Considerations	77
Tax Considerations Under the Laws of Switzerland	88
Benefit Plan Investor Considerations	90
Plan of Distribution	92
Validity of the Securities	95
Experts	95

$

UBS AG

Autocallable Leveraged Buffered Medium-Term Notes Linked to the Relevant Nearby NYMEX-traded Light Sweet Crude Oil (WTI) Futures Contract due

UBS Securities LLC